Drinker Biddle & Reath LLP
                                  One Logan Square
                               18th and Cherry Streets
                                Philadelphia, PA 19103
                                (215) 988-2700 (Phone)
                             (215) 988-2757 (Facsimile)
                                www.drinkerbiddle.com

November 24, 2009



VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division Investment Management
100 F Street, N.E.
Washington, DC  20549

RE:		First Pacific Mutual Fund, Inc.
		Post-Effective Amendment No. 29
		(File Nos. 33-23452 and 811-05631)

Ladies and Gentlemen:

	On behalf of First Pacific Mutual Fund, Inc. (the "Company"), transmitted herewith for filing pursuant to Rule 485(a) of the Securities Act of 1933, as amended ("1933 Act") is Post-Effective Amendment No. 29 to the Company's Registration Statement on Form N-1A (the "Amendment") under the 1933 Act and the Investment Company Act of 1940, as amended.

	The Amendment is being filed pursuant to Rule 485(a) of the 1933 Act to include the summary section in the prospectus pursuant to recent amendments to Form N-1A, and make non-material other changes. We intend to file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) prior to the proposed effective date of January 31, 2010 to include updated financial and other non-material information that is not available at this time.

	Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2699.

							Very truly yours,

							/s/ Nancy P. O'Hara
							Nancy P. O'Hara, Esquire


Enclosure